SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXII fixed Rate Notes in a principal amount of USD 22,699,363, due 2019.

The Company informs that on August 12, 2019, will start the payment of the sixteenth installment of interests and the second capital payment related to the Series XXII Notes issued on August 12, 2015.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	August 5, 2019
Number of service to be paid:	Sixteenth installment of interests / Second capital payment
Period comprised by the payment:	May 13, 2019/August 12, 2019
Concept of payment:	Interests (100%) / Capital (50%)
Payment Currency:	Argentine Pesos (ARS) at the applicable exchange rate
Outstanding Capital:	USD 11,349,681.5
Annual Nominal Interest Rate:	4.00%
Interest being paid	USD 113,185.86
Capital being paid	USD 11,349,681.50

Interests will be paid to the noteholders at whose name the Notes were registered on August 11, 2019.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  August 5, 2019